FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2011
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under
cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form,
the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82- _____

Gold Fields Limited
(Incorporated in the Republic of South Africa)
(Registration Number 1968/004880/06)
JSE, NYSE, DIFX Share Code: GFI
ISIN: ZAE000018123
("Gold Fields" or "the Company")

APPOINTMENT OF MR DELFIN LAPUS LAZARO TO THE GOLD FIELDS BOARD

In terms of Section 3.59 of the Listings Requirements of JSE Limited ("JSE"), the Board is pleased to announce the appointment of Mr Delfin Lapus Lazaro as an independent Non-Executive Director of Gold Fields with effect from 1 June 2011.

Mr Lazaro serves on the Board of Ayala Corporation, The Insular Life Assurance Company Ltd and Manila Water Company, Inc. amongst other companies. He served as the President and CEO of Globe Telecom from 1996 to 1998. Prior to this, he was Head of Government's Energy Sector and served as the Chairman of various entities from 1992 to 1994. He started his working career at Benguet Corporation in 1975 as a Treasurer and held various other positions in the organization until he was appointed Vice Chairman; he served on this role from 1989 to 1992.

Mr Lazaro completed his BS Metallurgical Engineering at the University of Philippines and furthered his studies at Harvard Graduate School of Business from 1969 until 1971.

The Board welcomes Mr Lazaro to the Gold Fields Group and looks forward to his valuable contribution.

2 June 2011
Sponsor
JP Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 2 June 2011

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
Relations and Corporate Affairs